November 8, 2018

L. Daniel Browne
President and Chief Executive Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, California 94560

       Re: Revance Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 2, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 3, 2018
           File No. 001-36297

Dear Mr. Browne:

       We have reviewed your October 5, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to our prior comment is to the comment in our September 12, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
3. Collaboration and License Revenue , page 12

1. In your response to the first bullet of our prior comment, you acknowledge that the material right from Mylan's Continuation Option is a separate performance obligation and that you utilized the practical alternative set forth in ASC 606-10-55-45 to determine the amount of the transaction price to allocate to this performance obligation.
      Please quantify the portion of the transaction price allocated to the Mylan Continuation
 L. Daniel Browne
Revance Therapeutics, Inc.
November 8, 2018
Page 2
      Option and clarify the timing of revenue recognition (e.g., over time or when the option is exercised or terminated).
2. In your response to the second bullet of our prior comment, you assert that the inclusion of cost-sharing payments and certain milestones in your transaction price at no point results in a scenario where the revenue recognized exceeds the cash received to-date. You further assert that it is not probable that a significant reversal of cumulative revenue recognized would occur, regardless of whether Mylan exercises its continuation option and whether the collaboration progresses as expected. Please provide us with a quantitative analysis that supports these assertions.
3. In your response to the third bullet of our prior comment you describe your process for estimating the $16 million of cost-sharing payments included in your transaction price. Please address the following:

          Your response indicates that a new development plan and budget for completing development and commercialization of the product will not occur until the FDA confirms whether the biosimilar pathway for BOTOX is feasible. Please explain how you were able to estimate the scope of your development activities and your total development costs when the Initial Phase has not been completed, the FDA has not confirmed feasibility and the Continuation Option has not yet been exercised by
          Mylan.
          Explain how you were able to estimate the expected costs to be incurred by Mylan for purposes of determining the net cost sharing payments included in your transaction price.
       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                            Sincerely,
FirstName LastNameL. Daniel Browne
                                                            Division of
Corporation Finance
Comapany NameRevance Therapeutics, Inc.
                                                            Office of
Healthcare & Insurance
November 8, 2018 Page 2
cc:       Cyril Allouche
FirstName LastName